

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the Press Release dated February 26, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada (Address of principal executive offices) — T2P 4J8 (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: February 28, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

Press Release

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES SUCCESSFUL SECOND WELL AT BAOBAB

CALGARY, ALBERTA – FEBRUARY 26, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that its wholly owned subsidiary in Côte d'Ivoire, has successfully appraised the Baobab oil discovery in deepwater offshore block CI-40. The Baobab 2X well was drilled to a total depth of 2,880 metres in a water depth of 1,540 metres. Hydrocarbons consistent with those tested in the Baobab 1X discovery well drilled in 2001 were encountered within the Albian Formation.

A drill stem test is currently being performed. Flow rates in excess of 10,000 barrels of oil per day constrained by testing equipment have been achieved at a flowing wellhead pressure of 750 psi on a 60/64" choke from 300 feet of net pay. The well will be suspended for future use and the results from the test will be used to optimize field economics and planning of a development scheme. The discovery well Baobab 1X was tested March 2001 at 6,700 barrels per day. The success of both of these wells increases the confidence in the economic development of Baobab which is now estimated to have original oil in place in excess of 700 million barrels, and recoverable reserves in excess of 150 million barrels.

Canadian Natural will test the Kossipo structure (approximately 8 kilometres south-east of Baobab), which is similar to the Baobab structure. The results from the Kossipo well will determine the optimum development plan for the Baobab pool.

Block CI-40 was awarded under a Production Sharing Contract by the Government of Côte d'Ivoire on April 9, 1998. The Participants in the Contractor Group are:

Canadian Natural Côte d'Ivoire subsidiary (Operator)	61%
Svenska Petroleum Exploration Production AB	29%
Petroci Holding	10%

The Baobab discovery is located eight kilometres to the south of the Espoir field located in Block CI-26, another of the four blocks operated by Canadian Natural offshore Côte d'Ivoire. The Espoir field commenced production on February 4, 2002 and development activities continue.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

For more information, please contact:

ALLAN P. MARKIN	JOHN G. LANGILLE	STEVE W. LAUT
Chairman	President	Executive Vice-President, Operations

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8
Telephone: (403) 517-6700 **Facsimile:** (403) 517-7350
Email: investor.relations@cnrl.com **Website:** www.cnrl.com

Trading Symbols: Toronto Stock Exchange – **CNQ** New York Stock Exchange – **CED**